Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the

Fourth Fiscal Quarter and the Fiscal Year 2018

- Quarterly Results:

Net Revenues up by 59.4% Year-Over-Year

Income from Operations up by 54.0% Year-Over-Year

Non-GAAP Income from Operations up by 47.7% Year-Over-Year

Total Student Enrollments up by 95.7% Year-Over-Year

- Fiscal Year Results:

Net Revenues up by 64.4%

Income from Operations up by 55.0%

Non-GAAP Income from Operations up by 49.8%

(Beijing–April 26, 2018)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 28, 2018.

Highlights for the Fourth Quarter of Fiscal Year 2018

-	Net revenues increased by 59.4% year-over-year to US$504.1 million from US$316.3 million in the same period of the prior year.
-	Income from operations increased by 54.0% to US$66.9 million from US$43.4 million in the same period of the prior year.
-	Non-GAAP income from operations increased by 47.7% to US$79.5 million from US$53.8 million in the same period of the prior year.
-	Net income attributable to TAL increased by 102.9% to US$69.5 million from US$34.3 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 83.9% to US$82.1 million from US$44.7 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.13 and US$0.12, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.15 and US$0.14, respectively. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$1,498.9 million as of February 28, 2018, compared to US$699.7 million as of February 28, 2017.
-	Total student enrollments increased by 95.7% year-over-year to approximately 2,615,760 from approximately 1,336,600 in the same period of the prior year.

Highlights for the Fiscal Year Ended February 28, 2018

-	Net revenues increased by 64.4% year-over-year to US$1,715.0 million from US$1,043.1 million in fiscal year 2017.
-	Income from operations increased by 55.0% to US$208.6 million from US$134.6 million in fiscal year 2017.
-	Non-GAAP income from operations increased by 49.8% to US$255.8 million from US$170.7 million in fiscal year 2017.
-	Net income attributable to TAL increased by 69.8% year-over-year to US$198.4 million from US$116.9 million in fiscal year 2017.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 60.5% year-over-year to US$245.6 million from US$153.0 million in fiscal year 2017.
-	Basic and diluted net income per ADS were US$0.38 and US$0.34, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.47 and US$0.43, respectively.
-	Average student enrollments per quarter in fiscal year 2018 increased by 89.3% year-over-year to approximately 1,862,410 from approximately 983,680 in fiscal year 2017.
-	Total physical network increased from 507 learning centers in 30 cities as of February 28, 2017 to 594 learning centers in 42 cities as of February 28, 2018.

Financial and Operating Data——Fourth Quarter and Fiscal Year 2018

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 28,
	2017	2018	Pct. Change
Net revenues	316,331	504,098	59.4%
Operating income	43,430	66,876	54.0%
Non-GAAP operating income	53,815	79,475	47.7%
Net income attributable to TAL	34,278	69,539	102.9%
Non-GAAP net income attributable to TAL	44,663	82,138	83.9%
Net income per ADS attributable to TAL – basic	0.07	0.13	79.1%
Net income per ADS attributable to TAL – diluted	0.06	0.12	85.8%
Non-GAAP net income per ADS attributable to TAL – basic	0.09	0.15	62.3%
Non-GAAP net income per ADS attributable to TAL – diluted	0.08	0.14	70.4%
Total student enrollments in small class, one-on-one, and online courses	1,336,600	2,615,760	95.7%

	Fiscal Year Ended
	February 28,
	2017	2018	Pct. Change
Net revenues	1,043,100	1,715,016	64.4%
Operating income	134,594	208,603	55.0%
Non-GAAP operating income	170,710	255,753	49.8%
Net income attributable to TAL	116,880	198,440	69.8%
Non-GAAP net income attributable to TAL	152,995	245,590	60.5%
Net income per ADS attributable to TAL – basic	0.24	0.38	57.7%
Net income per ADS attributable to TAL – diluted	0.22	0.34	56.6%
Non-GAAP net income per ADS attributable to TAL – basic	0.31	0.47	49.1%
Non-GAAP net income per ADS attributable to TAL – diluted	0.28	0.43	49.9%
Average student enrollments per quarter in small class, one-on-one, and online courses	983,680	1,862,410	89.3%

“We are pleased to have finished a robust fiscal year 2018 with good fourth quarter performance. Our progress was mainly driven by rapid enrollment growth and all-round structural improvement in our business. In fiscal year 2018, we continued to invest in new education initiatives to develop online courses and further improve our teaching and learning experience and other operational efficiencies,” said Mr. Rong Luo, TAL’s Chief Financial Officer.

Mr. Luo continued, “Looking ahead, we believe we are well positioned to maintain healthy growth in the core small class business as we continue our dynamic growth trajectory for online in fiscal 2019. As always, we remain committed to investing in research and development for our long-term growth.”

Financial Results for the Fourth Quarter of Fiscal Year 2018

Net Revenues

In the fourth quarter of fiscal year 2018, TAL reported net revenues of US$504.1 million, representing a 59.4% increase from US$316.3 million in the fourth quarter of fiscal year 2017. The increase was mainly driven by an increase in total student enrollments, which increased by 95.7% to approximately 2,615,760 from approximately 1,336,600 in the same period of the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2018, operating costs and expenses were US$437.4 million, a 60.3% increase from US$272.9 million in the fourth quarter of fiscal year 2017. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$424.8 million, a 61.8% increase from US$262.5 million in the fourth quarter of fiscal year 2017.

Cost of revenues increased by 56.0% to US$246.7 million, from US$158.1 million in the fourth quarter of fiscal year 2017. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 56.0% to US$246.6 million from US$158.0 million in the fourth quarter of fiscal year 2017.

Selling and marketing expenses increased by 106.0% to US$78.3 million from US$38.0 million in the fourth quarter of fiscal year 2017. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 108.1% to US$77.0 million from US$37.0 million in the fourth quarter of fiscal year 2017. The increase in selling and marketing expenses in the fourth quarter of fiscal year 2018 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in prior year, as well as more marketing promotion activities both for brand enhancement and consumer experience.

General and administrative expenses increased by 46.3% to US$112.3 million from US$76.8 million in the fourth quarter of fiscal year 2017. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in prior year, a rise in compensation to our general and administrative personnel, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 50.0% to US$101.2 million from US$67.5 million in the fourth quarter of fiscal year 2017.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 21.3% to US$12.6 million in the fourth quarter of fiscal year 2018 from US$10.4 million in the same period of fiscal year 2017.

Gross Profit

Gross profit increased by 62.7% to US$257.4 million from US$158.2 million in the fourth quarter of fiscal year 2017.

Income from Operations

Income from operations increased by 54.0% to US$66.9 million from US$43.4 million in the fourth quarter of fiscal year 2017. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 47.7% to US$79.5 million from US$53.8 million in the fourth quarter of fiscal year 2017.

Other (expenses) / income

Other income was US$3.2 million in the fourth quarter of fiscal year 2018, compared to other expense of US$52.7 thousand in the fourth quarter of fiscal year 2017.

Impairment loss on long-term investments

Impairment loss on long-term investments was nil in the fourth quarter of fiscal year 2018, compared to US$2.1 million in the fourth quarter of fiscal year 2017. Impairment loss on long-term investments was mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$8.7 million in the fourth quarter of fiscal year 2018, compared to US$8.9 million in the fourth quarter of fiscal year 2017.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 102.9% to US$69.5 million from US$34.3 million in the fourth quarter of fiscal year 2017. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 83.9% to US$82.1 million from US$44.7 million in the fourth quarter of fiscal year 2017.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.13 and US$0.12, respectively, in the fourth quarter of fiscal year 2018. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.15 and US$0.14, respectively.

Capital Expenditures

Capital expenditures for the fourth quarter of fiscal year 2018 were US$30.8 million, an increase of US$8.4 million from US$22.4 million in the fourth quarter of fiscal year 2017. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents and Short-Term Investments

As of February 28, 2018, the Company had US$711.5 million of cash and cash equivalents and US$787.4 million of short-term investments, compared to US$470.2 million of cash and cash equivalents and US$229.5 million of short-term investments as of February 28, 2017.

Deferred Revenue

As of February 28, 2018, the Company’s deferred revenue balance was US$842.3 million, compared to US$518.9 million as of February 28, 2017, representing a year-over-year increase of approximately 62.3%. Deferred revenue primarily consisted of the tuition collected in advance for the spring semester of Xueersi Peiyou small classes, as well as the deferred revenue related to other businesses.

Financial Results for the Fiscal Year Ended February 28, 2018

Net Revenues

For fiscal year 2018, TAL reported net revenues of US$1,715.0 million, representing a 64.4% increase from US$1,043.1 million in fiscal year 2017. The increase was mainly driven by an increase in total student enrollments. Average student enrollments per quarter increased by 89.3% to approximately 1,862,410 from approximately 983,680 in the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In fiscal year 2018, operating costs and expenses were US$1,511.1 million, a 65.8% increase from US$911.6 million in fiscal year 2017. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,463.9 million, a 67.2% increase from US$875.5 million in fiscal year 2017.

Cost of revenues increased by 68.9% to US$882.3 million from US$522.3 million in fiscal year 2017. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 68.9% to US$882.0 million from US$522.2 million in fiscal year 2017.

Selling and marketing expenses increased by 92.1% to US$242.1 million from US$126.0 million in fiscal year 2017. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 93.3% to US$237.1 million from US$122.6 million in fiscal year 2017. The increase in selling and marketing expenses in fiscal year 2018 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in prior year, as well as more marketing promotion activities both for brand enhancement and consumer experience.

General and administrative expenses increased by 46.7% to US$386.3 million from US$263.3 million in fiscal year 2017. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in prior year, a rise in compensation to our general and administrative personnel, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 49.4% to US$344.5 million from US$230.7 million in fiscal year 2017.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 30.6% to US$47.1 million in fiscal year 2018 from US$36.1 million in fiscal year 2017.

Gross Profit

Gross profit increased by 59.9% to US$832.7 million from US$520.8 million in fiscal year 2017.

Income from Operations

Income from operations increased by 55.0% to US$208.6 million from US$134.6 million in fiscal year 2017. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 49.8% to US$255.8 million from US$170.7 million in fiscal year 2017.

Other (expenses) / income

Other income was US$17.4 million for fiscal year 2018, compared to other income of US$23.1 million for fiscal year 2017. Other income for the fiscal year 2018 was mainly due to gains from the disposal of investments. Other income for the fiscal year 2017 was mainly due to a gain from remeasuring the fair value of the previously held equity interests in an acquiree during a business combination achieved in stages.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$2.2 million in fiscal year 2018, compared to US$8.1 million in fiscal year 2017. Impairment loss on long-term investments was mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Income Tax Expense

Income tax expense was US$44.7 million in fiscal year 2018, compared to US$34.1 million in fiscal year 2017.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 69.8% to US$198.4 million from US$116.9 million in fiscal year 2017. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 60.5% to US$245.6 million from US$153.0 million in fiscal year 2017.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.38 and US$0.34, respectively, in fiscal year 2018. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.47 and US$0.43, respectively.

Capital Expenditures

Capital expenditures for fiscal year 2018 were US$126.3 million, an increase of US$55.2 million from US$71.1 million in fiscal year 2017. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of fiscal year 2019 are expected to be between US$508.6 million and US$515.0 million, representing an increase of 58% to 60% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter and the fiscal year ended February 28, 2018 at 8:00 a.m. Eastern Time on April 26, 2018 (8:00 p.m. Beijing time on April 26, 2018).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	8551037

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 9:59 a.m. U.S. Eastern time, May 4, 2018 (9:59 p.m. Beijing time, May 4, 2018).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	8551037

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2019, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 594 physical learning centers as of February 28, 2018, located in 42 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou, Hefei, Xiamen, Lanzhou, Dalian, Changchun, Guiyang, Dongguan, Changzhou, Xuzhou, Nantong, Foshan, Zhenjiang, Shaoxing, Yangzhou, Yantai, Wenzhou, Zhongshan and Zibo. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 28, 2017	As of February 28, 2018
ASSETS

Current assets
Cash and cash equivalents	$470,217,004	$711,519,091
Restricted cash-current	2,732,559	6,266,671
Short-term investments	229,456,397	787,390,754
Inventory	2,823,039	5,271,710
Amounts due from related parties-current	3,424,285	3,228,839
Income tax receivables	2,244,898	15,093,207
Prepaid expenses and other current assets	160,222,823	133,235,873
Total current assets	871,121,005	1,662,006,145
Restricted cash-non-current	5,660,713	9,910,866
Property and equipment, net	154,306,718	247,265,848
Deferred tax assets-non-current	16,188,301	17,361,013
Rental deposits	32,659,360	47,332,671
Intangible assets, net	37,966,808	43,504,780
Goodwill	267,162,685	291,382,129
Long-term investments	347,732,444	597,605,775
Long-term prepayments and other non-current assets	96,107,917	138,189,853
Total assets	$1,828,905,951	$3,054,559,080

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 20,905,226 and 51,814,974 as of February 28, 2017, and February 28, 2018, respectively)	$22,637,199	$57,605,414
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 465,944,822 and 776,493,999 as of February 28, 2017, and February 28, 2018, respectively)	504,147,032	824,276,004
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 192,785 and 2,875,186 as of February 28, 2017, and February 28, 2018, respectively)	3,042,785	8,745,624
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 90,834,954 and 158,879,440 as of February 28, 2017, and February 28, 2018, respectively)	116,830,290	229,122,303
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 15,204,900 and 12,106,047 as of February 28, 2017, and February 28, 2018, respectively)	20,483,037	13,637,696
Total current liabilities	667,140,343	1,133,387,041
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 14,726,473 and 17,980,379 as of February 28, 2017, and February 28, 2018, respectively)	14,726,473	17,980,379
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and February 28, 2018, respectively)	2,840,000	270,657
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 13,063,488 and 19,866,503 as of February 28, 2017, and February 28, 2018, respectively)	13,185,886	20,039,040
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and February 28,2018, respectively)	225,148,918	11,075,000
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of nil and 4,660,240 as of February 28, 2017, and February 28, 2018 respectively)	-	6,343,565
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2017, and February 28, 2018, respectively)	225,000,000	225,000,000
Total liabilities	1,148,041,620	1,414,095,682

TAL Education Group Shareholders’ Equity
Class A common shares	93,131	118,402
Class B common shares	71,456	70,556
Additional paid-in capital	141,968,264	884,716,838
Statutory reserve	28,407,421	38,315,493
Retained earnings	417,835,502	565,201,532
Accumulated other comprehensive income	55,869,132	132,324,966
Total TAL Education Group’s equity	644,244,906	1,620,747,787
Noncontrolling interest	36,619,425	19,715,611
Total equity	680,864,331	1,640,463,398
Total liabilities and equity	$1,828,905,951	$3,054,559,080

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2017	2018	2017	2018
Net revenues	$316,330,780	$504,097,701	$1,043,099,655	$1,715,015,984
Cost of revenues (note 1)	158,092,034	246,679,935	522,326,988	882,316,083
Gross profit	158,238,746	257,417,766	520,772,667	832,699,901
Operating expenses (note 1)
Selling and marketing	38,025,565	78,346,937	126,005,365	242,101,553
General and administrative	76,797,811	112,343,568	263,286,710	386,287,317
Impairment loss on intangible assets and goodwill	-	-	-	357,762
Total operating expenses	114,823,376	190,690,505	389,292,075	628,746,632
Government subsidies	14,783	148,556	3,113,877	4,650,059
Income from operations	43,430,153	66,875,817	134,594,469	208,603,328
Interest income	6,411,619	13,353,106	18,133,229	39,838,177
Interest expense	(4,797,814)	(3,638,991)	(13,144,561)	(16,640,329)
Other (expense) / income	(52,680)	3,229,554	23,072,718	17,405,486
Impairment loss on long-term investments	(2,093,599)	-	(8,074,891)	(2,212,836)
Income before provision for income tax and loss from equity method investments	42,897,679	79,819,486	154,580,964	246,993,826
Provision for income tax	(8,937,160)	(8,711,295)	(34,065,689)	(44,653,725)
Loss from equity method investments	(1,834,212)	(2,639,761)	(8,025,431)	(7,677,594)
Net income	$32,126,307	$68,468,430	$112,489,844	$194,662,507
Add: Net loss attributable to noncontrolling interest	2,151,831	1,070,232	4,390,168	3,777,429
Total net income attributable to TAL Education Group	$34,278,138	$69,538,662	$116,880,012	$198,439,936

Net income per common share
Basic	$0.21	$0.38	$0.72	$1.13
Diluted	0.19	0.35	0.66	1.03
Net income per ADS (note 2)
Basic	$0.07	$0.13	$0.24	$0.38
Diluted	0.06	0.12	0.22	0.34
Weighted average shares used in calculating net income per common share
Basic	163,440,145	185,165,815	162,548,494	174,979,574
Diluted	190,130,758	197,095,699	188,508,419	194,331,305

Note 1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 28,		Ended February 28,
	2017	2018	2017	2018
Cost of revenues	$43,008	$111,678	$111,001	$365,065
Selling and marketing	1,016,926	1,331,437	3,367,840	5,037,013
General and administrative	9,325,033	11,156,526	32,636,359	41,747,660
Total	$10,384,967	$12,599,641	$36,115,200	$47,149,738

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In U.S. dollars)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2017	2018	2017	2018

Net income	$32,126,307	$68,468,430	$112,489,844	$194,662,507
Other comprehensive income, net of tax	3,633,714	59,597,113	55,596,008	77,780,186
Comprehensive income	35,760,021	128,065,543	168,085,852	272,442,693
Add: Comprehensive loss / (income) attributable to noncontrolling interest	1,910,200	(254,120)	5,612,939	2,453,077
Comprehensive income attributable to TAL Education Group	$37,670,221	$127,811,423	$173,698,791	$274,895,770

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 28,		For the Fiscal Year Ended February 28,
	2017	2018	2017	2018

Cost of revenues	$158,092,034	$246,679,935	$522,326,988	$882,316,083
Share-based compensation expense in cost of revenues	43,008	111,678	111,001	365,065
Non-GAAP cost of revenues	158,049,026	246,568,257	522,215,987	881,951,018

Selling and marketing expenses	38,025,565	78,346,937	126,005,365	242,101,553
Share-based compensation expense in selling and marketing expenses	1,016,926	1,331,437	3,367,840	5,037,013
Non-GAAP selling and marketing expenses	37,008,639	77,015,500	122,637,525	237,064,540

General and administrative expenses	76,797,811	112,343,568	263,286,710	386,287,317
Share-based compensation expense in general and administrative expenses	9,325,033	11,156,526	32,636,359	41,747,660
Non-GAAP general and administrative expenses	67,472,778	101,187,042	230,650,351	344,539,657

Operating costs and expenses	272,915,410	437,370,440	911,619,063	1,511,062,715
Share-based compensation expense in operating costs and expenses	10,384,967	12,599,641	36,115,200	47,149,738
Non-GAAP operating costs and expenses	262,530,443	424,770,799	875,503,863	1,463,912,977

Income from operations	43,430,153	66,875,817	134,594,469	208,603,328
Share based compensation expenses	10,384,967	12,599,641	36,115,200	47,149,738
Non-GAAP income from operations	53,815,120	79,475,458	170,709,669	255,753,066

Net income attributable to TAL Education Group	34,278,138	69,538,662	116,880,012	198,439,936
Share based compensation expenses	10,384,967	12,599,641	36,115,200	47,149,738
Non-GAAP net income attributable to TAL Education Group	$44,663,105	$82,138,303	$152,995,212	$245,589,674

Net income per ADS
Basic	$0.07	$0.13	$0.24	$0.38
Diluted	0.06	0.12	0.22	0.34
Non-GAAP net income per ADS (Note 3)
Basic	$0.09	$0.15	$0.31	$0.47
Diluted	0.08	0.14	0.28	0.43

ADSs used in calculating net income per ADS
Basic	490,320,434	555,497,445	487,645,481	524,938,722
Diluted	570,392,273	591,287,098	565,525,257	582,993,914

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.